SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of March, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT (“CNPJ”) N. 00.022.034/0001 -87

NIRE 35.300.140.443

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A. HELD ON MARCH 27, 2006.

PLACE:	Av. Eusébio Matoso, N. 891, 22nd floor, in the city of São Paulo, State of São Paulo, at 1:00p.m.

CHAIRMAN:	Pedro Moreira Salles

QUORUM:	More than the majority of the elected members

DELIBERATIONS UNANIMOUSLY APPROVED:

I- Approved the following proposals, to be submitted to the General Meeting:

1. The amendment of the wording of the caput of Article 5 of the By-laws, in order to reflect the current number of ordinary and preferred shares which composes the company's capital stock, which were changed, in the second semester of 2005, upon the occurrence of (i) the cancellation of treasury shares, decided on the extraordinary shareholders' meeting, held on July 19, 2005, and (ii) the conversions of ordinary shares into preferred shares occurred between July 19, 2005 and August 18, 2005, pursuant to a permission conceded by the meeting referred above.

2. Therefore, if approved the above proposal, the caput of article 5 of of Company's By-laws shall be read as follows:

“Article 5: The capital stock is R$ 1,863,449,958.72 (one billion, eight hundred and sixty-three million, four hundred and forty-nine thousand, nine hundred and fifty-eight reais and seventy-two cents) divided into 820,333,872 (eight hundred and twenty million, three hundred and thirty three thousand, eight hundred and seventy two) registered shares, with no par value, of which 276,867,952 (two hundred seventy six million, eight hundred sixty seven thousand, nine hundred and fifty two) are common shares, and 553,465,920 (five hundred fifty three million, four hundred sixty five thousand, nine hundred and twenty) are preferred shares”.

3. The exclusion of article 5-A of the Company's By-laws, which establishes that the ordinary shares are convertible on preferred shares until August 18 2005, in view of the maturity of such date.

4. The consolidation of the Company's By-laws, incorporating the proposals above mentioned which, if approved, shall be governed by the provisions set forth in Attachment 1 of the present document.

II- In connection with the necessity of the occurrence of a shareholders' meeting to deliberate upon (i) the proposals above mentioned, and (ii) the items inserted in Article 132 of Federal Law 6.404/76, the call notices for the general and extraordinary meetings to be held on April 12, 2006 are hereby approved.

With no additional proposals to deliberate, the President decided to finish the meeting and to draw up the present document, which was signed by all present members.

Sao Paulo, March 27, 2006

Pedro Moreira Salles	Israel Vainboim

Gabriel Jorge Ferreira	Tomas Tomislav Antonin Zinner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.